SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL VIETNAM AND MSB EXTEND AND EXPAND
SUCCESSFUL BANCASSURANCE PARTNERSHIP

Prudential Vietnam Assurance Private Limited ("Prudential Vietnam"), a subsidiary of Prudential plc, and Vietnam Maritime Commercial Joint Stock Bank ("MSB") have renewed their strategic bancassurance partnership for a 15-year term. The new agreement significantly expands the geographical scope to include North Vietnam, where MSB is headquartered. With this expansion, Prudential Vietnam will become MSB's single partner nationwide.

Prudential Vietnam is a leading life insurance company with over 1.6 million customers and a footprint of over 350 sales offices across 63 provinces. MSB is a fast-growing bank with 62 branches and 201 transaction offices in 51 cities/ provinces in Vietnam; as at end-December 2020, MSB had more than 2.36 million retail customers and 57,000 corporate clients. Prudential and MSB have been collaborating since 2013 and have built a highly successful bancassurance partnership which delivered a 34 percent compound annual growth rate in APE between 2014 and 2020.

The expanded partnership reinforces Prudential Vietnam's strong presence in bancassurance, the fastest growing channel in Vietnam, which accounted for 30 percent of the overall market in 2020 compared to 13 percent in 2017[1]. Prudential Vietnam is the leader in bancassurance in Vietnam with more than a 20 percent share of new business from this channel[1], reflecting its strong product proposition, relationships and customer service capabilities. The expanded alliance is also strongly aligned with MSB's own aspiration of being a partner in its customers' lives, by providing a suite of world-class insurance solutions and advanced digital services.

Vietnam's life insurance sector has significant growth potential with insurance penetration of only 1.6 percent[2] as well as a sizeable health protection gap of US$36 billion[3]. Despite the disruptions caused by the Covid-19 global pandemic, Vietnam's economy grew 2.9 percent last year and is forecast to grow 7 percent per annum over the next five years[4]. This positive macroeconomic outlook will underpin strong demand for life, health and savings solutions.

Under the renewed partnership, Prudential Vietnam and MSB will expand into new segments, including digital, to deliver holistic protection solutions to customers. With a digital-focused approach that is aligned with MSB's, Prudential Vietnam plans to leverage existing digital tools, such as its artificial intelligence-powered application Pulse by Prudential, to seize further growth opportunities for the partnership.

Mr Nic Nicandrou, Chief Executive of Prudential Corporation Asia, said, "Vietnam is an important market and source of growth for Prudential. The renewal and expansion of our long-term partnership with MSB represents a tremendous opportunity for Prudential to build on its strong presence in the market. It is a clear demonstration of our commitment to serving MSB's customers, helping them get the most out of life with our leading suite of health and wealth solutions."

Mr Phuong Tien Minh, Chief Executive Officer of Prudential Vietnam, said, "Prudential Vietnam has built a highly-effective bancassurance partnership with MSB since 2013. We are delighted to be taking the partnership to the next level as we deliver our innovative offerings to MSB's customers through existing as well as new channels, including digital. We look forward to continuing our strong relationship with MSB for another 15 years."

Mr Nguyen Hoang Linh, Chief Executive Officer of MSB, said, "We have enjoyed a very successful partnership with Prudential Vietnam and this reinforced our decision to extend the partnership and expand its scope to cover all of Vietnam. Together with Prudential Vietnam, we will remain focused on providing best-in-class financial and investment solutions to consumers across the country, helping them fulfil their evolving needs and providing them with a secure future."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215
Ee Ching Tan	+852 2918 6396	Darwin Lam	+852 2918 6348

About Vietnam Maritime Commercial Joint Stock Bank (MSB)
MSB was established in 1991, with headquarter in Hanoi, Vietnam. In our 30-year journey, MSB has consistently pursued an ultimate vision - "Becoming a bank which everyone wants to join and nobody wants to leave", and been driven by a mission - "For a more convenient and comfortable life" of our clients, employees, shareholders and community. MSB has 62 branches and 201 transaction offices in 51 cities/ provinces in Vietnam; as at end-December 2020, the bank had more than 2.36 million retail customers and 57,000 corporate clients. MSB has relentlessly invested in the upgrade of technology platform, improved product, and service quality based on understanding customer's demands; developed of human resources, created a professional and high-performance working environment and especially focused on the formulation of an international standard-based bank and risk governance model to ensure sound and sustainable growth. Continuously in 2017, 2019 and 2020, MSB was honored "Best Bank in Vietnam" by Global Finance. MSB has recently awarded "Best Trade Finance Bank Vietnam 2020" by International Finance.

About Prudential Vietnam
Prudential Vietnam is a subsidiary of Prudential plc, an Asia-led portfolio of businesses focused on structural growth markets. It has operated in Vietnam for over 20 years and is focused on expanding the life insurance market and changing people's perception of insurance. As of 31 December 2020, Prudential Vietnam had over 223,000 financial consultants, over 350 sales offices, as well as a nationwide network of partnerships with eight reputable banks to serve over 1.6 million customers. Prudential Vietnam is also a pioneer in applying modern technology to simplify their processes and enhance the customer experience, as well as support the community on their health journey in Vietnam. With a new brand commitment "Listening. Understanding. Delivering.", Prudential Vietnam reaffirms its commitment to always putting customers first, delivering innovative and comprehensive solutions to support their evolving needs for a healthier and wealthier life, while making engagement easier for today's digital-savvy customers.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

[1] Vietnam Actuarial Working Group
[2] Swiss Re, 2019
[3] Swiss Re
[4] Centre for Economics and Business Research

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 March 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer